ICAP

05006571

15 March 2005

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

SEC MAIL PROCESSING RECEIVED MAR 17 2005 WASH, D.C. 202 SECTION

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED MAR 22 2005 THOMSON FINANCIAL

Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

Encs:

3/21

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	16:30 10-Mar-05
Number	6095J

ICAP plc ("the Company")

Director's Shareholding

Following the maturity of an award, made under the United Business Media plc Senior Executive Equity Participation Plan, Charles Gregson acquired 7,575 related ICAP plc ordinary shares of 10p each on 9 March 2005 at no cost.

Charles Gregson is now interested in 226,345 ordinary shares of 10p each representing 0.037% of the issued share capital of the Company.

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Company	ICAP PLC
TIDM	IAP
Headline	IFRS - Analysts Briefing
Released	07:00 08-Mar-05
Number	4323J

ICAP plc announces that there will be a financial analyst's briefing on technical aspects of the introduction of International Financial Reporting Standards (IFRS) at 4:30 pm GMT on Tuesday 8 March 2005 at 2 Broadgate, London EC2M 7UR. A copy of the IFRS presentation will be available on the ICAP web site, www.icap.com by 7:00 am GMT on 9 March 2005.

Contact: Mike Sheard Director of Corporate Affairs + 44 20 7050 7103

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	14:34 03-Mar-05
Number	3106J

RNS Number:3106J
ICAP PLC
3 March 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   ICAP PLC

2. NAME OF SCHEME:

   2001 UNAPPROVED COMPANY SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 1 SEPTEMBER 2004 TO: 28 FEBRUARY 2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

   1,916,800

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

   NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

   1,916,800

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   10,000,000 ON 11 FEBRUARY 2002 OF WHICH 2,500,000 DESIGNATED TO THIS SCHEME.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

   604,769,426 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME: KATHRYN DICKINSON

TELEPHONE: 020 7000 5782

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	14:32 03-Mar-05
Number	3100J

RNS Number:3100J
ICAP PLC
3 March 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ICAP PLC

2. NAME OF SCHEME: 1998 UNAPPROVED SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 1 SEPTEMBER 2004 TO: 28 FEBRUARY 2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 1,965,860

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 1,965,860

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

10,000,000 ON 11 FEBRUARY 2002 OF WHICH 5,000,000 DESIGNATED TO THIS SCHEME.
7,500,000 ON 7 FEBRUARY 2003 OF WHICH 2,500,000 DESIGNATED TO THIS SCHEME.
2,500,000 ON 11 AUGUST 2004 ALL DESIGNATED TO THIS SCHEME.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

604,769,426 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME: KATHRYN DICKINSON

TELEPHONE: 020 7000 5782

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	14:30 03-Mar-05
Number	3099J

RNS Number:3099J
ICAP PLC
3 March 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   ICAP PLC

2. NAME OF SCHEME:

   1998 SHARESAVE SCHEME

3. PERIOD OF RETURN: FROM: 1 SEPTEMBER 2004 TO: 28 FEBRUARY 2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

   2,324,015 ORDINARY SHARES OF 10P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

   24,421

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

   2,299,594

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   10,000,000 ON 11 FEBRUARY 2002 OF WHICH 2,500,000 DESIGNATED TO THIS SCHEME.
   7,500,000 ON 7 FEBRUARY 2003 OF WHICH 5,000,000 DESIGNATED TO THIS SCHEME.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

   604,769,426 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME: KATHRYN DICKINSON

TELEPHONE: 020 7000 5782

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